Exhibit 99.3

PACIFIC THERAPEUTICS LTD. ANNOUCES JOINT VENTURE TO DEVELOP AN EARLY STAGE IMMUNE BOOSTER

March 5th 2016 – Vancouver, British Columbia - Pacific Therapeutics Ltd. (PT - CSE) (PCFTF - OTC) (1P3 - FSE) ("Pacific" or the "Company") announces that it has entered into a joint-venture to develop an early stage immune boosting herbal supplement with TrueVita Supplements (“Truevita”).

The herbal supplement, BP120, has not undergone any extensive scientific review. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

TrueVita and Pacific Therapeutics will be equal partners in the joint venture with each maintaining a 50% percent ownership. In order to finance this joint venture, Pacific Therapeutics is expecting it will need to undertake a financing.

In connection with the joint venture, the Company will issue 300,000 common shares with such shares being subject to a hold period of four months and a day.

The Company is exploring the possibility of transferring its rights and obligations under the asset purchase agreement between the Company and Forge Therapeutics Inc. to a newly incorporated company (“Spinco”). Shareholders of the Company would receive shares in Spinco in proportion to their shareholders in the Company.

About Truevita

Truevita is a developer of food supplements aimed at improving the lifestyles of individuals suffering from ailments do to immune deficiency. Truevita Immune is a combination of vitamins, mushrooms and herbs designed to help support healthy immune function.

Forward-Looking Information: This press release may include forward-looking information within the meaning of Canadian securities legislation, concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company, including the completion of any spinout of the assets, financing for the joint-venture, future plans for the research and development, including with Truevita. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking statements contained in this press release are made as of the date of this press release. The Company disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include consumer sentiment towards the Company’s products, competition, and failure of counterparties to perform their contractual obligations.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information contained in this news release.

The Canadian Securities Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.